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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 2054

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

PORTFOLIO RECOVERY ASSOCIATES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

73640Q 10 5

(CUSIP Number)

David N. Roberts, Managing Director
Angelo, Gordon & Co., L.P.
245 Park Avenue
New York, NY 10167
(212) 692-2025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73640Q 10 5	Page 2 of 13 Pages

1.	Names of Reporting Persons IRS Identification Nos. of above persons (entities only)

Angelo, Gordon & Co., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	Sec Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power

Shares		- 0 -

Beneficially	8.	Shared Voting Power

Owned by		7,803,000

Each	9.	Sole Dispositive Power

Reporting		- 0 -

Person	10.	Shared Dispositive Power

With		7,803,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,803,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

57.83%

14.	Type of Reporting Person (See Instructions)

BD, IA, PN

CUSIP No. 73640Q 10 5	Page 3 of 13 Pages

1.	Names of Reporting Persons IRS Identification Nos. of above persons (entities only)

AG Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	Sec Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power

Shares		- 0 -

Beneficially	8.	Shared Voting Power

Owned by		7,803,000

Each	9.	Sole Dispositive Power

Reporting		- 0 -

Person	10.	Shared Dispositive Power

With		7,803,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,803,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

57.83%

14.	Type of Reporting Person (See Instructions)

BD, IA, PN

CUSIP No. 73640Q 10 5	Page 4 of 13 Pages

1.	Names of Reporting Persons IRS Identification Nos. of above persons (entities only)

John M. Angelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	Sec Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power

Shares		- 0 -

Beneficially	8.	Shared Voting Power

Owned by		7,803,000

Each	9.	Sole Dispositive Power

Reporting		- 0 -

Person	10.	Shared Dispositive Power

With		7,803,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,803,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

57.83%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 73640Q 10 5	Page 5 of 13 Pages

1.	Names of Reporting Persons IRS Identification Nos. of above persons (entities only)

Michael L. Gordon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	Sec Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power

Shares		- 0 -

Beneficially	8.	Shared Voting Power

Owned by		7,805,500

Each	9.	Sole Dispositive Power

Reporting		- 0 -

Person	10.	Shared Dispositive Power

With		7,805,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

57.85%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 73640Q 10 5	Page 6 of 13 Pages

1.	Names of Reporting Persons IRS Identification Nos. of above persons (entities only)

PRA Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	Sec Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power

Shares		- 0 -

Beneficially	8.	Shared Voting Power

Owned by		5,036,166

Each	9.	Sole Dispositive Power

Reporting		- 0 -

Person	10.	Shared Dispositive Power

With		5,036,166

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,036,166

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

37.39%

14.	Type of Reporting Person (See Instructions)

OO

7 of 13 Pages

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, par value $.01 per share (the “Shares”), of Portfolio Recovery Associates, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 120 Corporate Boulevard, Norfolk, VA 23502.

     The Shares that are the subject of this statement include those issuable upon exercise of immediately exercisable warrants to purchase 23,500 Shares issued to AG PRA 1999 Funding Co. (“AG PRA 1999”), subject to adjustment in certain instances, at an exercise price of $3.60 per Share.

Item 2. Identity and Background.

     (a)  This statement is being filed by each of the following persons (collectively, the “Reporting Persons”): (i) Angelo, Gordon & Co., L.P. (“Angelo, Gordon”); (ii) AG Partners, L.P. (“AG Partners”), the general partner of Angelo, Gordon; (iii) John M. Angelo, a general partner of AG Partners and the Chief Executive Officer of Angelo, Gordon; (iv) Michael L. Gordon, a general partner of AG Partners and the Chief Operating Officer of Angelo, Gordon, and (v) PRA Investments, L.L.C. (“PRAI”), of which Angelo Gordon is the Managing Member and owner of 1.1% of the membership interests.

     (b)  The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

     (c)  Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The present principal occupation of each of Mr. Angelo and Mr. Gordon is his respective position as an officer of Angelo, Gordon. PRAI is a sole-purpose entity which was formed in order to make an investment in the equity of the Issuer.

     (d)  and (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Angelo, Gordon and AG Partners are limited partnerships organized under the laws of the State of Delaware. Mr. Angelo and Mr. Gordon are United States citizens. PRAI is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     The Issuer and Portfolio Recovery Associates, L.L.C. (“PRA LLC”) entered into an Equity Exchange Agreement dated as of September 5, 2002 (the “Agreement”) (incorporated herein in response to this Item 3 by reference to Exhibit 2.1 to the Issuer’s registration statement

8 of 13 Pages

on Form S-1/A filed on September 5, 2002 (Commission File Number 333-99225)), pursuant to which all outstanding membership interests of PRA LLC were exchanged for the same number of Shares of the Issuer, and all outstanding warrants for purchase of membership interests of PRA LLC were exchanged for the same number of warrants for purchase of Shares of the Issuer, effective as of November 6, 2002.

     As a result, (i) Angelo, Gordon acquired 2,834,667 Shares in exchange for the 2,834,667 membership interests of PRA LLC previously held by Angelo, Gordon; (ii) PRAI acquired 6,051,166 Shares in exchange for the 6,051,166 membership interests of PRA LLC previously held by PRAI; and (iii) AG PRA 1999 acquired 125,000 warrants for purchase of Shares in exchange for the 125,000 warrants for purchase of membership interests previously held by AG PRA 1999. Angelo, Gordon, AG Partners, Mr. Angelo and Mr. Gordon have a pecuniary interest in 21,000 of such warrants. Mr. Gordon has a pecuniary interest in an additional 2,500 of such warrants.

     The Board of Directors of the Issuer deemed the Shares to have a fair market value of $13.00 per share as of November 6, 2002, the effective date of the Agreement.

     The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms of the Agreement, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

     The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

     David N. Roberts, a Managing Director of Angelo, Gordon, serves on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Roberts may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Roberts does not have the right, as an employee of Angelo, Gordon, to vote or dispose of any of the securities of the Issuer described in this Statement.

     All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

9 of 13 Pages

Item 5. Interest in Securities of the Issuer.

     The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5.

     (a)  (i) Each of Angelo, Gordon, AG Partners and Mr. Angelo may be deemed to be the beneficial owner of 7,803,000 Shares (including 5,036,166 Shares held by PRA Investments, L.L.C. and 21,000 immediately exercisable warrants held by AG PRA 1999) (approximately 57.83% of the total number of Shares outstanding).

     (ii)  Mr. Gordon may be deemed to be the beneficial owner of 7,805,500 Shares (including 5,036,166 Shares held by PRA Investments, L.L.C. and 23,500 immediately exercisable warrants held by AG PRA 1999) (approximately 57.85% of the total number of Shares outstanding).

     (iii)  PRAI may be deemed to be the beneficial owner of 5,036,166 Shares (approximately 37.39% of the total number of Shares outstanding).

     (b)  (i) Angelo, Gordon and AG Partners may each be deemed to have sole power to direct the voting and disposition of 7,803,000 Shares (including 5,036,166 Shares held by PRA Investments, L.L.C. and 21,000 immediately exercisable warrants held by AG PRA 1999) (approximately 57.83% of the total number of Shares outstanding).

     (ii)  Mr. Angelo, as a general partner of AG Partners and a result of his position with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of 7,803,000 Shares (including 5,036,166 Shares held by PRA Investments, L.L.C. and 21,000 immediately exercisable warrants held by AG PRA 1999) (approximately 57.83% of the total number of Shares outstanding).

     (iii)  Mr. Gordon, as a general partner of AG Partners and a result of his position with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of 7,805,500 Shares (including 5,036,166 Shares held by PRA Investments, L.L.C. and 23,500 immediately exercisable warrants held by AG PRA 1999) (approximately 57.85% of the total number of Shares outstanding).

     (iv)  PRAI may be deemed to have shared power to direct the voting and disposition of 5,036,166 Shares (approximately 37.39% of the total number of Shares outstanding).

     (c)  Except as set forth in this Schedule 13D, there have been no transactions effected with respect to the Shares since September 16, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     In connection with the Issuer’s initial public offering, (the “Offering”) the Issuer and William Blair & Company, L.L.C., as Representative of the Several Underwriters (the “Underwriters”), entered into an Underwriting Agreement dated as of November 6, 2002 (the “Underwriting Agreement”) (incorporated herein by reference to Exhibit 1.1 to the Issuer’s registration statement on Form S-1/A filed on October 15, 2002 (Commission File Number 333-

10 of 13 Pages

99225)), pursuant to which PRAI (i) sold 430,000 Shares to the Underwriter to be sold in the Offering, and (ii) granted the Underwriters of the Offering an option, exercisable within 30 days after the date thereof, to purchase up to an aggregate of 585,000 Shares at $13.00, less the underwriting discount, solely for the purpose of covering over-allotments. The Option was exercised on November 12, 2002.

     The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms of the Underwriting Agreement, which is incorporated herein by reference.

     (d)  (i) The partners of AG Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Angelo, Gordon in accordance with their respective partnership interests in AG Partners.

     (ii)  The partners of PRAI have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of PRAI in accordance with their respective membership interests in PRAI.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares reported herein, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

     Pursuant to the Underwriting Agreement, the Reporting Persons have agreed with the Issuer and the Underwriters not to, directly or indirectly, (i) offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Act, or otherwise dispose of any Shares or securities convertible or exchangeable into, or exercisable for, Shares held of record or beneficially owned (within the meaning of Rule 13d-3 under the Act); or (ii) enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of Shares for a period of 180 days after the effective date of the Underwriting Agreement without the prior written consent of the Underwriters.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

11 of 13 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit		Page No.

A	Joint Filing Agreement dated as of November 15, 2002, by and among Angelo, Gordon & Co., L.P., AG Partners, L.P., John M. Angelo, Michael L. Gordon and PRA Investments, L.L.C.	13

B	Equity Exchange Agreement dated as of September 5, 2002 by and between Portfolio Recovery Associates, L.L.C. and the Issuer, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-1/A filed on October 30, 2002 (Commission File Number 333-99225)

C	Underwriting Agreement dated as of November 6, 2002 between the Issuer and William Blair & Company, L.L.C. as Representative of the Several Underwriters, incorporated by reference to Exhibit 1.1 to the Issuer’s registration statement on Form S-1/A filed on October 15, 2002 (Commission File Number 333-99225)

12 of 13 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 15, 2002

ANGELO, GORDON & CO., L.P.

By: /s/ Michael L. Gordon Michael L. Gordon Chief Operating Officer

AG PARTNERS, L.P.

By: /s/ Michael L. Gordon Michael L. Gordon, General Partner

/s/ John M. Angelo John M. Angelo

/s/ Michael L. Gordon Michael L. Gordon

PRA INVESTMENTS, L.L.C. By: Angelo, Gordon & Co., L.P., its Managing Member

By: /s/ Michael L. Gordon Michael L. Gordon Chief Operating Officer